FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 6, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces the Availability of ADSs

June 6, 2016

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator in Russia, announces that it has amended its Depositary Agreement to provide MTS’s depositary bank, JPMorgan Chase Bank, N.A., (the “Depositary”), the ability to accept additional deposits of up to 87,929,284 MTS shares (the “Shares”) represented by 43,964,642 additional American Depositary Shares (the “ADSs”) on an equitable basis.

Under recent changes to its Depositary Agreement, MTS and its Depositary have established procedures to process future deposits to provide equal opportunity for interested investors to deposit Shares under the Depositary Agreement. During the period from 09:00 EST (New York City time) on June 9, 2016, through 17:00 EST  June 16, 2016, the Depositary will accept binding indications of interest through the proper completion and timely submission of a  form of application which may be downloaded at https://www.adr.com/Home?cusip=607409109. The full text of the amendment to the Depositary Agreement  is available on the website of the U.S. Securities and Exchange Commission at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001115837&owner=include&count=40&hidefilings=0

Upon the completion of the application window indicated above, the Depositary will determine if all or a portion of the Shares included in the binding indications of interest that were properly and timely submitted may be deposited with the Depositary’s account with Sberbank of Russia (the “Custodian”), the Depositary’s custodian bank in order to receive ADSs.  If in aggregate the number of Shares indicated in all of the accepted binding indications is not more than 87,929,284, investors whose binding indications were accepted will be advised accordingly by the Depositary and will be obligated to comply with the provisions of the Deposit Agreement regarding the issuance of ADSs and promptly deliver that number of Shares indicated in such investor’s binding indication to the Custodian.  To the extent the number of Shares sought to be deposited based upon all binding indications properly and timely received during the indication period exceeds 87,929,284 Shares, the number of Shares accepted for deposit from such binding indications shall be reduced by the Depositary on a pro rata basis.  Each investor whose binding indication was pro rata accepted will be advised by the Depositary of the number of Shares required to be deposited by such investor, each of whom will be obligated to comply with the provisions of the Deposit Agreement regarding the issuance of ADSs and to promptly deliver to the Custodian for deposit under the Deposit Agreement the exact number of Shares indicated by the Depositary.  Deliveries of Shares shall be required within three (3) business days of the date on which the Depositary first notifies the investor that all or a portion of such investor’s binding indication has been accepted.

For every two (2) Shares accepted by the Depositary for deposit at the Custodian, the depositing investor (or such person or entity directed by such depositing investor) will receive one (1) ADS.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Any investor who wishes to deposit Shares in return for ADSs should not consider any information in this announcement or the amendmetns to the Deposit Agreement to be investment, legal or tax advice. An investor should consult its own legal counsel, financial adviser, accountant and other advisors for legal, tax, business, financial and related advice regarding submitting an indication of interest for and receiving any ADSs. Neither MTS nor the Depositary makes any representation to any investor who receives the ADSs regarding the legality of the receipt of the ADSs by such investor under any securities, investment or similar laws which may be applicable to such investor.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 6, 2016